Contact:     Peter Murphy                            FOR IMMEDIATE RELEASE
             (860) 728-7977                          www.utc.com


  United Technologies Corp. Announces the Early Termination of the Hart-Scott-Rodino Waiting Period in Connection with the Acquisition of Specialty Equipment
                                Companies, Inc.


         HARTFORD, Conn., Nov. 2, 2000 - United Technologies Corp. (NYSE:UTX) announced that the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the agreement to acquire Specialty Equipment Companies, Inc. (NYSE:SEC) received early termination from the Federal Trade Commission.

         As previously announced, UTC entered into a definitive agreement to acquire Specialty pursuant to which on October 23, 2000 UTC commenced a tender offer to acquire all outstanding shares of common stock of Specialty for $30.50 per share, net to the seller in cash. The tender offer will expire at 12:00 midnight, New York City time, on Monday, November 20, 2000 unless the offer is extended.

         This release contains forward-looking statements as defined under securities laws, including statements about the completion of the transaction. Such forward-looking statements involve risks and uncertainties including those inherent in completing a tender offer.

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